Exhibit 4.1

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture (this “Second Supplemental Indenture”), dated as of August 21, 2007, is made by and between The Yankee Candle Company, Inc., a Massachusetts corporation (the “Company”), the signatories listed below, as Guarantors, and HSBC Bank USA N.A., as trustee (the “Trustee”) under the Indenture (as defined below). Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

WITNESSETH

WHEREAS, the Company, the Parent Guarantor, the Subsidiary Guarantors and the Trustee are parties to that certain Indenture related to the Company’s 9 3/4% Senior Subordinated Notes due 2017, dated as of February 6, 2007, as supplemented by the Supplemental Indenture dated as of February 6, 2007 (the “Indenture”);

WHEREAS, pursuant to Sections 9.1(1) and (9) of the Indenture, the Trustee and the Company are authorized to amend or supplement the Indenture without the consent of any Holder to cure any ambiguity, mistake, defect or inconsistency or to conform any provision of the Indenture to the “Description of Notes” contained in the Offering Memorandum;

WHEREAS, the “Description of Notes” under the caption “Description of Senior Subordinated Notes-Certain Covenants-Additional Guarantees” has not been accurately reflected in Section 11.9 of the Indenture, and in the case of Section 11.9, the Indenture contains an inconsistency;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, and the Trustee mutually covenant and agree as follows:

1. Amendment to Section 11.9. Section 11.9 of the Indenture is deleted in its entirety and replaced with the following:

“Each future Guarantor shall, within ten (10) days of becoming a Guarantor, execute and deliver to the Trustee a supplemental indenture and other agreements making such Guarantor a party to this Indenture.”

2. Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPALS THEREOF, SHALL GOVERN AND BE USED TO CONSTRUE THIS AMENDMENT.

3. Counterparts. The parties may sign any number of copies of this Amendment. Each signed copy shall be an original, but all of them together represent the same agreement.

4. Effect of Headings. The headings in this Amendment have been inserted for convenience of reference only, are not to be considered a part of this Amendment and shall in no way modify or restrict any of the terms or provisions hereof.

5. Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Amendment or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

6. Ratification. All Sections that are not amended by this Second Supplemental Indenture are herby ratified confirmed and approved.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of August 21, 2007.

* * * * *

YANKEE HOLDING CORP.

By:	/s/ Craig W. Rydin
Name:	Craig W. Rydin
Title:	Chief Executive Officer

THE YANKEE CANDLE COMPANY, INC.

By:	/s/ James A. Perley
Name:	James A. Perley
Title:	Senior Vice President and General Counsel

THE YANKEE CANDLE RESTAURANT CORP.

By:	/s/ James A. Perley
Name:	James A. Perley
Title:	Treasurer and Secretary

AROMA NATURALS, INC.

By:	/s/ Edward Medina
Name:	Edward Medina
Title:	Treasurer and Secretary

YANKEE CANDLE ADMIN, LLC

By:	/s/ Edward Medina
Name:	Edward Medina
Title:	President and Assistant Secretary

HSBC BANK USA N.A.

By:	/s/ Anthony A. Bocchino, Jr.
Name:	Anthony A. Bocchino, Jr.
Title:	Vice President

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